[AIG Letterhead]
November 2, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Re:	American International Group, Inc. Registration Statement on Form S-4 Filed October 8, 2010 File No. 333-169849

Schedule TO Filed October 8, 2010 File No. 005-36894
Dear Mr. Riedler:
We are in receipt of your letter dated October 21, 2010 and thank you for your comments concerning the above-captioned filings of American International Group, Inc. (AIG). We are pleased to respond to the Staff’s comments contained in your comment letter of October 21, 2010 (the “Comment Letter”). In response to your comments, we are filing an Amendment No. 1 to the above-referenced registration statement on Form S-4 (“Amendment No. 1”) and an Amendment No. 1 to the above-referenced Schedule TO today concurrently with this letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
To facilitate your review, we have repeated your questions below in bold face type, followed by the responses of AIG in regular type. The numbers correspond to the numbers in the Comment Letter. References to the text of the prospectus contained in our responses below are references to the prospectus contained in Amendment No. 1.
General
1.	Please explain to us the factors that you considered in concluding that pro forma financial information, showing the impact of the planned AIG Recapitalization, sales of AIG Starr Life and AIG Edison Life and AIA offering on your historical financial statements, was not required in this filing. These transactions appear to have a probable likelihood of occurrence and a material financial statement impact.
AIG Response:
Pro forma financial statements for AIG Star Life and AIG Edison Life were not provided as they do not represent significant dispositions pursuant to any of the tests prescribed by Regulation S-X, Rule 11-01(b)(2). Note, however, that both AIG Star Life and AIG Edison Life will be presented as held- for- sale and discontinued operations in AIG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 and in a Current Report on Form 8-K to recast the previously filed annual financial statements that were included in AIG’s 2009 Form 10-K for the presentation of AIG Star Life, AIG Edison and American General Finance as discontinued operations. Both reports will be filed on or about November 5, 2010 and will be incorporated by reference into the prospectus.

AIG’s plan in July 2010 to conduct an initial public offering of AIA was subject to regulatory approvals and market conditions beyond AIG’s control, which prevented AIG from initially, and through the date of filing the Form S-4 on October 8, 2010, asserting that a successful offering, and depending on percentage of ownership sold a deconsolidation, of AIA would be probable. On October 29, 2010, AIG completed an initial public offering of approximately 67% of its interest in AIA that constitutes a significant disposition, for which AIG intends to file pro forma financial information in accordance with Rule 11-01(a). The pro forma financial information will be included in a Current Report on Form 8-K to be filed on or about November 4, 2010, which will be incorporated by reference in the prospectus. For this reason, we determined pro forma financial information need not be separately included in the prospectus.

The transactions contemplated by the AIG Recapitalization (as defined in AIG’s Form 8-K dated September 30, 2010) are subject to the negotiation and execution of definitive documentation. There is no assurance that all parties will be able to agree on definitive documentation or that the transactions set forth in definitive documentation will be substantially the same as those contemplated by the Recapitalization Agreement in Principle. Many of the factors affecting the execution of the Recapitalization are outside of AIG’s control. These factors will be included in a risk factor within AIG’s Form 10-Q for the quarter ended September 30, 2010. As a result of these factors, the probability of execution, terms, and timing cannot be reasonably asserted or estimated at this time, and accordingly, pro forma financial information showing the impact of the AIG Recapitalization has not been included. Following is the risk factor that will be included in AIG’s quarterly report (and thus will be incorporated by reference into the prospectus).

“Execution of Recapitalization

The execution of the Recapitalization is subject to various risks and uncertainties.

The Recapitalization Agreement in Principle entered into by AIG, the Department of the Treasury, the FRBNY and the Trust contemplates the negotiation and execution of definitive agreements relating to a number of transactions involving multiple parties. No assurance can be given that AIG, the FRBNY, the Department of the Treasury and the Trust will be able to agree on definitive documentation or that the transactions set forth in definitive documentation will be substantially the same as those contemplated by the Recapitalization Agreement in Principle.

Even if definitive documentation is executed, numerous factors, many of which are outside of AIG’s control, could impair its ability to implement or consummate the Recapitalization. In particular, AIG’s ability to effect the Recapitalization will be subject to a number of conditions, including regulatory approvals, third-party approvals and satisfactory rating profiles from rating agencies. The Recapitalization could be adversely affected by, among other things:
•	an inability to complete the asset disposition plan of AIG, including the sales of AIG’s interests in AIG Star Life Insurance Co. Ltd. and AIG Edison Life Insurance Company;

•	inability to secure third-party financing commitments;

•	declines in AIG asset values and deterioration in its businesses; and

•	inability to obtain necessary regulatory approvals or third-party consents for the proposed transactions.
No assurance can be given that AIG will be able to meet the conditions to the consummation of the Recapitalization or otherwise to implement the Recapitalization successfully.

If AIG is not able to complete the Recapitalization, it is unclear how AIG’s businesses, operations and liquidity will be affected. A failure to complete the Recapitalization could result in, among other things, a reduced level of support from the U.S. government, ratings downgrades and a loss of confidence in AIG by customers. As a result, a failure to complete the Recapitalization could have a material adverse effect on AIG’s businesses, operations and liquidity.

Even if AIG successfully completes the Recapitalization, the complexity of executing the Recapitalization, combined with the challenges of operating its businesses in the current environment, could place further stress on AIG’s internal controls, increase its costs and divert the attention of its management and employees from their normal duties, all of which may adversely affect AIG’s business, both in terms of results of operations and ability to focus on and retain customers.

AIG and its subsidiaries are also parties to various contracts and other agreements that may be affected by a change of control of AIG.”

2.	Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please also provide in the Offer to Exchange the information required by Item 1010(c)(l) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance. Please also advise us how the Company intends to comply with Exchange Act Rule 13e-4(e)(3).
AIG Response:
AIG has amended Item 10 of the Schedule TO to remove the incorporation by reference of the financial statements into that item, because AIG does not believe that the financial statements are material to the decision of a holder of Corporate Units as to whether to participate in the exchange offer. The holders of Corporate Units will have the same exposure to the common stock of AIG whether or not they participate in the exchange offer. A tendering holder will receive, for each validly tendered and accepted Corporate Unit, the exact same number of shares and the exact same cumulative amount of cash per Corporate Unit that the holder would receive if the holder did not tender into the exchange offer and instead held Corporate Units through the final stock purchase date. Therefore, in determining whether to tender, a holder is making a decision about changing the form of its existing exposure to the common stock of AIG, but is not making any decision based on the value of the common stock itself. Accordingly, AIG does not believe that the financial statements are material in this context and thus, pursuant to Item 10 of Regulation TO, the financial statements do not need to be included or incorporated by reference. On that basis, AIG also does not propose to include the information called for by Instruction 6 to Item 10. AIG notes that the financial statements are, of course, incorporated by reference into the prospectus as required by Item 11(a)(1) of Form S-4.

AIG intends to comply with Exchange Act Rule 13e-4(e)(3) by promptly disseminating disclosure of any material change in the information published, sent or given to security holders in a manner reasonably calculated to inform security holders of the change, and extending the exchange offer to the extent required by Rule 13e-4. AIG does not currently anticipate that the filing of its third quarter Form 10-Q will constitute a change in information that is material to the decision of a holder of Corporate Units as to whether to participate in the exchange offer (for the same reasons discussed in the prior paragraph), but to the extent that AIG determines that the Form 10-Q or other filings or developments constitute a material change, AIG will take the necessary steps to comply with Rule 13e-4(e)(3).

Cover Page
3.	The cover page to your prospectus is very lengthy. Please limit the cover page to one page. Please delete the third (beginning with “A tendering holder will receive .. . .”), fifth (beginning with “The exchange offer is subject to . . .”) and seventh (beginning with “You must make your own decision . . .”) paragraphs. We note that this information is already included elsewhere in the forepart of the prospectus.
AIG Response:
In response to the Comment Letter, AIG has revised the cover page to the prospectus to avoid unnecessary repetition of detailed information provided in the document and to limit the cover page to one page. However, the third paragraph on the cover page (beginning with “A tendering holder will receive . . .”) was included in order to ensure tax treatment consistent with a previous Internal Revenue Service private letter ruling and therefore has not been deleted from Amendment No. 1.
Cautionary Statement Regarding Projections . . ., page ii
4.	We note the disclaimer in the last paragraph of this section regarding Company’s obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Exchange Act Rule 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the exchange offers.
AIG Response:
AIG has included language to clarify that its disclaimer is subject to the requirements of law, in order to make the referenced language consistent with AIG’s obligations under Exchange Act Rule 13e-4(e)(3).
About American International Group, Inc., page 1
5.	It is rare for a company conducting an exchange offer to have a controlling stockholder that is a department of the federal government. Given this unusual circumstance, please include a discussion of how holders of corporate units considering the offer to exchange should evaluate how the relationship with the Department of Treasury has had and may have an impact on your business and operations, including your business strategy, financing activities, asset disposition, and tenure and compensation of management. Please address, in particular, how the interests of the Department of Treasury (as a government entity) may differ from those of other investors in your common stock and how this could result in actions being taken by the company that may not be in the best interests of other common stock investors. Also, please revise your disclosure to include a risk factor.
AIG Response:
AIG’s Current Report on Form 8-K filed on September 30, 2010 contains various risk factors which AIG believes would be duplicative of the disclosure requested in this Comment No. 5. This Form 8-K is incorporated by reference into the prospectus and is specifically cross-referenced in the sections “About American International Group, Inc.” and “Risk Factors” in the prospectus.

In addition, the prospectus incorporates by reference, and these sections of the prospectus cross-refer to, the risk factors set forth in Item 1A of Part I of AIG’s Annual Report on Form 10-K for the year ended December 31, 2009, including the risk factor entitled “Controlling Shareholder—The AIG Credit Facility Trust, a trust for the sole benefit of the United States Treasury, which is overseen by three trustees, holds a controlling interest in AIG. AIG’s interests and those of AIG’s minority shareholders may not be the same as those of the Trust or the United States Treasury.”

AIG believes that these existing disclosures adequately address the concerns addressed by the Staff.
When does the Exchange Offer expire? Page 3
6.	We note the statement on this page and elsewhere in the Offer to Exchange that any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement. We also note the statement in the first paragraph following the bullet points on page 22 that the Company will give notice of any amendment, non-acceptance, termination or waiver to the exchange agent as promptly as practicable, followed by a timely press release. Further, we note the statement in the fourth whole paragraph on page 20 that the proration percentage and the results of the exchange offer will be announced by press release as promptly as practicable after the expiration date of the exchange offer. Please revise all references to “promptly as practicable” to conform to the requirements of Exchange Act Rule 13e-4(d)(2), (e)(3) and (f)(5), as applicable.
AIG Response:
AIG has modified the referenced language on pages 4, 9, 20 and 22 to conform to the requirements of Exchange Act Rules 13e-4(d)(2), (e)(3) and (f)(5), as applicable.

If I tender Corporate Units in the exchange offer, when will I receive the shares of common stock issuable upon the exchange? page 7
7.	We note your disclosure indicating that you expect to issue and deliver shares of common stock on the third business day after the expiration date. Please expand your disclosure here and throughout the document to state when you expect to pay the cash portion.
AIG Response:
AIG has modified the referenced language on page 7 to make clear that the cash portion and the stock portion of the exchange consideration will both be paid on the settlement date, which is expected to be the third NYSE trading day following the expiration of the exchange offer.
Risk Factors, page 14
8.	To the extent your Form 10-Q for the quarterly period ended September 30, 2010 will contain risk factors that should be considered before tendering the corporate units, please revise the introductory paragraph in this Risk Factors section, after the filing of the Form 10-Q, to specifically identify the applicable portions of that report that should be considered.
AIG Response:
AIG will make the requested change in an amendment to the Form S-4 to be filed after the filing of the Form 10-Q for the quarterly period ended September 30, 2010.
Certain aspects of the U.S. federal income tax consequences of exchanging . . ., page 14
9.	We note your disclosure that “[i]f the IRS were to challenge our characterization of the exchange offer successfully, the IRS’s recharacterization could adversely affect you.” Please expand to explain in what ways the investor could be adversely affected.
AIG Response:
The risk factor disclosure is expanded as requested under the heading “Material U.S. Federal Income Tax Consequences—Taxation of the Exchange Offer” (which is cross-referenced in the risk factor paragraph).
Conditions to the Exchange Offer, page 21
10.	We note that one of the conditions to the exchange offer is that “there shall not have been any change or development that in our reasonable judgment materially reduces the anticipated benefits to us of the exchange offer.”

Please expand your disclosure to specifically identify the anticipated benefits to you of the exchange offer.
AIG Response:
AIG has modified the referenced language on page 21 to specifically identify the anticipated benefits.
11.	We note in the last sentence of the last paragraph of this section the disclosure relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an Exchange Offer condition is triggered by events that occur during the Exchange Offer period and before the expiration of the Exchange Offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the Exchange Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.
AIG Response:
AIG understands that when a condition is triggered and AIG decides to proceed with the offer anyway, this decision is tantamount to a waiver of the triggered condition(s), and that depending on the materiality of the waived condition and the number of days remaining in the exchange offer, AIG may be required to extend the offer and recirculate new disclosure to security holders in accordance with Rule 13e-4(e)(3). AIG further understands that when an exchange offer condition is triggered by events that occur during the exchange offer period and before the expiration of the exchange offer, AIG should inform holders how it intends to proceed promptly, rather than waiting until the end of the exchange offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Material U.S. Federal Income Tax Consequences, page 79
12.	Please revise to clarify that this is the “opinion” of Sullivan & Cromwell LLP.

AIG Response:
AIG has modified the referenced language in accordance with the Staff’s comment.

13.	Please delete the portion of the statement, appearing in the last paragraph on page 84, indicating that the U.S. Federal income tax discussion “IS INCLUDED FOR GENERAL INFORMATION ONLY.”
AIG Response:
AIG has modified the referenced language on page 84 in accordance with the Staff’s comment.
Validity of the Common Stock, page 86
14.	We note disclosure that the validity of the common stock will be passed upon by Kathleen E. Shannon and Sullivan & Cromwell LLP. However, only the legal opinion by Kathleen Shannon was filed as an exhibit. Please file as an exhibit the legal opinion by Sullivan & Cromwell LLP or remove the reference to the firm in this section.
AIG Response:
AIG has deleted the reference to Sullivan & Cromwell LLP in the section “Validity of the Common Stock.”
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel

Cc:	Frank Wyman Joel Parker Sebastian Gomez Abero (United States Securities and Exchange Commission)

Robert W. Reeder III. Esq. Ann Bailen Fisher, Esq. Glen T. Schleyer, Esq. (Sullivan & Cromwell LLP)